Registration No.  333-59020
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1  to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 527
B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on April 24, 2001 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

                   INVESTMENT STYLE EQUITY PORTFOLIOS:
                         SMALL-CAP VALUE SERIES
                         SMALL-CAP GROWTH SERIES
                          MID-CAP VALUE SERIES
                          MID-CAP GROWTH SERIES
                         LARGE-CAP VALUE SERIES
                         LARGE-CAP GROWTH SERIES
                          INTERNATIONAL SERIES
                               REIT SERIES
                                 FT 527

FT 527 is a series of a unit investment trust, the FT Series. FT 527 consists of eight separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") of companies with the investment style characteristics for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Trust has an expected maturity of approximately three years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             First Trust (R)

                             1-800-621-9533


              The date of this prospectus is April 24, 2001

                        Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           6
Statements of Net Assets                                 7
Schedules of Investments                                 9
The FT Series                                           18
Portfolios                                              18
Risk Factors                                            19
Public Offering                                         20
Distribution of Units                                   22
The Sponsor's Profits                                   23
The Secondary Market                                    23
How We Purchase Units                                   23
Expenses and Charges                                    23
Tax Status                                              24
Retirement Plans                                        27
Rights of Unit Holders                                  27
Income and Capital Distributions                        28
Redeeming Your Units                                    28
Removing Securities from a Trust                        29
Amending or Terminating the Indenture                   30
Information on the Sponsor, Trustee and Evaluator       30
Other Information                                       31

                       Summary of Essential Information

                                 FT 527


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Small-Cap        Small-Cap        Mid-Cap          Mid-Cap
                                                             Value            Growth           Value            Growth
                                                             Series           Series           Series           Series
                                                             ___________      ___________      ___________      ___________
Initial Number of Units (1)                                     14,978            15,003           15,002           15,004
Fractional Undivided Interest
   in the Trust per Unit (1)                                   1/14,978         1/15,003         1/15,002         1/15,004
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                             $    9.700       $    9.700       $    9.700       $    9.700
   Initial Sales Charge of 3.00% of the Public Offering
Price
      per Unit (3.093% of the net amount invested) (3)       $     .300       $     .300       $     .300       $     .300
Public Offering Price per Unit (4)                           $   10.000       $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $    9.700       $    9.700       $    9.700       $    9.700
Redemption Price per Unit (based on
    aggregate underlying value of Securities) (5)            $    9.700       $    9.700       $    9.700       $    9.700
CUSIP Number                                                 30266G 324       30266G 340       30266G 365       30266G 381
Fee Accounts CUSIP Number                                    30266G 332       30266G 357       30266G 373       30266G 399
Security Code                                                     60746            60748            60750            60752
Ticker Symbol                                                     ZFICX            ZFIVX            ZFIMX            ZFIYX

First Settlement Date                  April 27, 2001
Mandatory Termination Date (6)         April 30, 2004
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 4.

                 Summary of Essential Information

                                 FT 527


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Large-Cap       Large-Cap      International    REIT
                                                             Value Series    Growth Series  Series           Series
                                                             ___________     ___________    ___________      ___________
Initial Number of Units (1)                                      14,995          14,989         15,000           15,003
Fractional Undivided Interest
   in the Trust per Unit (1)                                   1/14,995        1/14,989       1/15,000         1/15,003
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                             $    9.700      $    9.700     $    9.700       $    9.700
   Initial Sales Charge of 3.00% of the Public Offering
Price
      per Unit (3.093% of the net amount invested) (3)       $     .300      $     .300     $     .300       $     .300
Public Offering Price per Unit (4)                           $   10.000      $   10.000     $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)              $    9.700      $    9.700     $    9.700       $    9.700
Redemption Price per Unit (based on
    aggregate underlying value of Securities) (5)            $    9.700      $    9.700     $    9.700       $    9.700
CUSIP Number                                                 30266G 407      30266G 423     30266G 449       30266G 308
Fee Accounts CUSIP Number                                    30266G 415      30266G 431     30266G 456       30266G 316
Security Code                                                     60754           60756          60758            60760
Ticker Symbol                                                     ZFILX           ZFIWX          ZFIAX            ZFIIX

First Settlement Date                  April 27, 2001
Mandatory Termination Date (6)         April 30, 2004
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2001 for all portfolios except the REIT Series, and the fifteenth day of each month for the REIT Series, commencing May 15, 2001.
Income Distribution Date (7)(8)        Last day of each June and December, commencing June 30, 2001 for all portfolios except the REIT Series, and the last day of each month for the REIT Series, commencing May 31, 2001.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) You will pay the initial sales charge at the time of purchase. The maximum sales charge you will pay includes the initial sales charge and also includes a daily accrued deferred sales charge and creation and development fee which are collected as described in "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

(8) For the REIT Series, the estimated net annual distribution per Unit is estimated to be $.7634 for the first year. The estimated net annual distribution per Unit for the second year ($.7583) and third year ($.7535) are expected to be less than the amount for the first year because a portion of the Securities included in the REIT Series will be sold during the first and second years to pay for organization costs and daily accrued deferred sales charge. See "Income and Capital Distributions."

                         Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately three years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                   Amount
                                                                                                                   per Unit
                                                                                                                   ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                 3.00%(a)      $.300
Daily accrued deferred sales charge cap over the life of a Trust                                     0.70%(b)      $.060(b)
Creation and development fee cap over the life of a Trust                                            1.05%(c)      $.105
                                                                                                     _______       _______
(the annual creation and development fee is .35% of average daily net assets for a Trust, and is only charged while a Unit holder remains invested)
Maximum Sales Charges (including creation and development fee cap
 over the life of a Trust) (c)                                                                       4.75%         $.465
                                                                                                     =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                         .100%(d)      $.0100
                                                                                                     =======       =======
Estimated Annual Trust Operating Expenses (e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                               .068%         $.0068
Trustee's fee and other operating expenses                                                           .130%(f)(g)   $.0129
                                                                                                     _______       _______
Total                                                                                                .198%         $.0197
                                                                                                     =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                          1 Year         3 Years
                                          __________     __________
Each Trust (except for the REIT Series)   $385           $539
REIT Series                                385            540

The example will not differ if you hold rather than sell your Units at the end of each period.

__________________

(a) The initial sales charge is equal to 3.00% of the Public Offering Price per Unit.

(b) The daily accrued deferred sales charge is a fixed dollar amount equal to $.060 per Unit (approximately $.020 per Unit per year) which will be accrued at the daily rate of $.00005479 per Unit and deducted monthly beginning May 20, 2001 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) over the life of a Trust and at such Trust's termination. If you purchase Units at a price equal to $10.00 per Unit, the daily accrued deferred sales charge on a percentage basis is equal to .60% of the Public Offering Price. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the daily accrued deferred sales charge will not change but the daily accrued deferred sales charge on a percentage basis will be more than .60% of the Public Offering Price. However, in no event will the daily accrued deferred sales charge exceed
 .70% of the Public Offering Price per Unit. When you purchase Units you will only be subject to daily accrued deferred sales charge payments not yet accrued. If you redeem or sell Units, you will not be subject to any remaining unaccrued deferred sales charge payments at the time of sale or redemption.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. For as long as you own Units, this fee will be accrued daily based on each Trust's net asset value at the annual rate of .35% for each Trust. You will only be charged the creation and development fee while you own Units. Each Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from such Trust's assets. Because the creation and development fee is accrued daily on the basis of the Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment will be greater than .35%.
However, in no event will we collect over the life of a Trust more than 1.05% of your initial investment.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by each Trust for annually updating such Trust's registration statement. Historically, we paid these costs. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Due to its monthly distributions of income, the Trustee's fee and other operating expenses for the REIT Series are estimated to be .132%, or $.0131 per Unit. This increases total estimated annual operating expenses for this Trust to .200%, or $.0199 per Unit.

                       Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 527


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 527, comprising the Investment Style Equity Portfolios: Small-Cap Value Series; Small-Cap Growth Series; Mid-Cap Value Series; Mid-Cap Growth Series; Large-Cap Value Series; Large-Cap Growth Series; International Series; and REIT Series (the "Trusts"), as of the opening of business on April 24, 2001 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Chase Manhattan Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on April 24, 2001, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 527, comprising the Investment Style Equity Portfolios: Small-Cap Value Series; Small-Cap Growth Series; Mid-Cap Value Series; Mid-Cap Growth Series; Large-Cap Value Series; Large-Cap Growth Series; International Series; and REIT Series, at the opening of business on April 24, 2001 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP


Chicago, Illinois
April 24, 2001

                         Statements of Net Assets

                                 FT 527


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2001


                                                    Small-Cap         Small-Cap           Mid-Cap           Mid-Cap
                                                    Value             Growth              Value             Growth
                                                    Series            Series              Series            Series
                                                    __________        ___________         __________        __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                  $145,283          $145,526            $145,516          $145,539
Less liability for reimbursement to Sponsor
     for organization costs (3)                         (150)             (150)               (150)             (150)
                                                    ________          ________            ________          ________
Net assets                                          $145,133          $145,376            $145,366          $145,389
                                                    ========          ========            ========          ========
Units outstanding                                     14,978            15,003              15,002            15,004

ANALYSIS OF NET ASSETS
Cost to investors (4)                               $149,776          $150,027            $150,016          $150,040
Less initial sales charge (4)                         (4,493)           (4,501)             (4,500)           (4,501)
Less estimated reimbursement to Sponsor
     for organization costs (3)                         (150)             (150)               (150)             (150)
                                                    ________          ________            ________          ________
Net assets                                          $145,133          $145,376            $145,366          $145,389
                                                    ========          ========            ========          ========

______________

See "Notes to Statements of Net Assets" on page 8.

                        Statements of Net Assets

                                 FT 527


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2001


                                                      Large-Cap        Large-Cap
                                                      Value            Growth               International    REIT
                                                      Series           Series               Series           Series
                                                      __________       ____________         __________       __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                    $145,449         $145,397             $145,501         $145,533
Less liability for reimbursement to Sponsor
     for organization costs (3)                           (150)            (150)                (150)            (150)
                                                      ________         ________             ________         ________
Net assets                                            $145,299         $145,247             $145,351         $145,383
                                                      ========         ========             ========         ========
Units outstanding                                       14,995           14,989               15,000           15,003

ANALYSIS OF NET ASSETS
Cost to investors (4)                                 $149,947         $149,894             $150,001         $150,034
Less initial sales charge (4)                           (4,498)          (4,497)              (4,500)          (4,501)
Less estimated reimbursement to Sponsor
     for organization costs (3)                           (150)            (150)                (150)            (150)
                                                      ________         ________             ________         ________
Net assets                                            $145,299         $145,247             $145,351         $145,383
                                                      ========         ========             ========         ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,600,000 will be allocated among each of the eight Trusts in FT 527, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0100 per Unit per Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) The aggregate cost to investors includes the initial sales charge computed at the rate of 3.00% of the Public Offering Price per Unit, assuming no reduction of the initial sales charge as set forth under "Public Offering." The daily accrued deferred sales charge, which accrues on a daily basis and which will total $.060 per Unit over the life of a Trust, will be paid to us in monthly installments beginning on May 20, 2001 and on the twentieth day of each month thereafter (or the preceding business day if the twentieth day is not a business day) over the life of a Trust and at such Trust's termination. If you redeem or sell Units, you will not be subject to any remaining unaccrued deferred sales charge payments at the time of sale or redemption.

                           Schedule of Investments

        Investment Style Equity Portfolios-Small-Cap Value Series
                                 FT 527


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2001



                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________    _____________________________________                                 _________      ______      _____________
             Basic Materials
             ______________
115          OMG        OM Group, Inc.                                               4%           $50.400     $  5,796
119          SSD        Simpson Manufacturing Co., Inc.                              4%            48.900        5,819

             Capital Goods
             ______________
183          ATR        AptarGroup, Inc.                                             4%            31.790        5,817
203          CGNX       Cognex Corporation                                           4%            28.650        5,816
172          ESIO       Electro Scientific Industries, Inc.                          4%            33.710        5,798
251          PHTN       Photon Dynamics, Inc.                                        4%            23.130        5,806

             Consumer Cyclicals
             ______________
333          LZB        La-Z-Boy Incorporated                                        4%            17.450        5,811
320          MNC        Monaco Coach Corporation                                     4%            18.180        5,818
380          NAUT       Nautica Enterprises, Inc.                                    4%            15.300        5,814
359          OMI        Owens & Minor, Inc.                                          4%            16.200        5,816
167          TOL        Toll Brothers, Inc.                                          4%            34.870        5,823
231          USTR       United Stationers Inc.                                       4%            25.150        5,810

             Consumer Staples
             ______________
 90          STZ        Constellation Brands, Inc.                                   4%            64.820        5,834
151          SMG        The Scotts Company                                           4%            38.480        5,810

             Energy
             _________
288          VPI        Vintage Petroleum, Inc.                                      4%            20.220        5,823

             Financials
             _________
277          CFBX       Community First Bankshares, Inc.                             4%            20.950        5,803
239          FBP        First BanCorp.                                               4%            24.300        5,808

             Healthcare
             _________
786          BTGC       Bio-Technology General Corp.                                 4%             7.400        5,816
165          IVC        Invacare Corporation                                         4%            35.150        5,800

             Technology
             _________
254          BELFB      Bel Fuse Inc. (Class B)                                      4%            22.860        5,806
183          CACI       CACI International Inc.                                      4%            31.720        5,805
211          PLAB       Photronics, Inc.                                             4%            27.550        5,813

             Telecommunications
             _______________
225          AXE        Anixter International Inc.                                   4%            25.790        5,803

             Utilities
             ________
308          CGC        Cascade Natural Gas Corporation                              4%            18.890        5,818
160          EGN        Energen Corporation                                          4%            36.250        5,800
                                                                                  ______                      _________
                               Total Investments                                   100%                       $145,283
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 17.

                          Schedule of Investments

       Investment Style Equity Portfolios-Small-Cap Growth Series
                                 FT 527


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2001


                                                                                  Percentage      Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate    Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price  Share       the Trust (2)
_________    _____________________________________                                _________       ______      _____________
             Capital Goods
             ______________
174          CHP        C&D Technologies, Inc.                                       4%           $33.400     $  5,812
216          CYMI       Cymer, Inc.                                                  4%            26.900        5,810
216          GGG        Graco Inc.                                                   4%            26.900        5,810
146          ROP        Roper Industries, Inc.                                       4%            39.930        5,830

             Consumer Cyclicals
             ______________
187          AD         ADVO, Inc.                                                   4%            31.200        5,834
105          SLOT       Anchor Gaming                                                4%            55.500        5,827
206          HAR        Harman International Industries, Incorporated                4%            28.190        5,807
355          ASGN       On Assignment, Inc.                                          4%            16.400        5,822
225          PSUN       Pacific Sunwear of California, Inc.                          4%            25.900        5,828
153          PII        Polaris Industries Inc.                                      4%            37.990        5,812

             Energy
             ______________
221          CDIS       Cal Dive International, Inc.                                 4%            26.370        5,828
122          SGY        Stone Energy Corporation                                     4%            47.750        5,826

             Financial
             ______________
327          SBIB       Sterling Bancshares, Inc.                                    4%            17.790        5,817

             Healthcare
             ______________
129          MRX        Medicis Pharmaceutical Corporation                           4%            45.150        5,824
142          RMD        ResMed Inc.                                                  4%            40.900        5,808
196          RESP       Respironics, Inc.                                            4%            29.750        5,831
195          TECH       Techne Corporation                                           4%            29.910        5,832

             Technology
             ______________
124          BARZ       BARRA, Inc.                                                  4%            46.990        5,827
253          CTS        CTS Corporation                                              4%            23.040        5,829
 96          FIC        Fair, Isaac and Company, Incorporated                        4%            60.620        5,820
182          KRON       Kronos Incorporated                                          4%            31.900        5,806
131          MRCY       Mercury Computer Systems, Inc.                               4%            44.500        5,830
202          TNL        Technitrol, Inc.                                             4%            28.830        5,824

             Telecommunications
             ______________
110          BBOX       Black Box Corporation                                        4%            52.750        5,802

             Transportation
             ______________
237          SKYW       SkyWest, Inc.                                                4%            24.600        5,830
                                                                                  ______                      _________
                               Total Investments                                    100%                      $145,526
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 17.

                     Schedule of Investments

         Investment Style Equity Portfolios-Mid-Cap Value Series
                                 FT 527


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2001


                                                                                   Percentage     Market       Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share        the Trust (2)
_________    _____________________________________                                 _________      ______       _____________
             Basic Materials
             ______________
170          CBT        Cabot Corporation                                            4%           $ 34.250     $  5,823
187          MHK        Mohawk Industries, Inc.                                      4%             31.060        5,808

             Capital Goods
             ______________
268          KEM        KEMET Corporation                                            4%             21.710        5,818
166          LEA        Lear Corporation                                             4%             35.050        5,818
168          PCP        Precision Castparts Corp.                                    4%             34.710        5,831

             Consumer Discretionary
             ______________
232          ARW        Arrow Electronics, Inc.                                      4%             25.100        5,823
154          JNY        Jones Apparel Group, Inc.                                    4%             37.850        5,829
138          LEN        Lennar Corporation                                           4%             42.070        5,806
219          OSI        Outback Steakhouse, Inc.                                     4%             26.590        5,823

             Consumer Staples
             ______________
123          SZA        Suiza Foods Corporation                                      4%             47.400        5,830

             Energy
             ______________
134          UDS        Ultramar Diamond Shamrock Corporation                        4%             43.490        5,828
125          VLO        Valero Energy Corporation                                    4%             46.430        5,804

             Financial
             ______________
137          ACF        AmeriCredit Corp.                                            4%             42.490        5,821
176          DME        Dime Bancorp, Inc.                                           4%             33.100        5,826
169          GPT        GreenPoint Financial Corp.                                   4%             34.390        5,812
 82          MTB        M&T Bank Corporation                                         4%             70.630        5,792
 86          RDN        Radian Group Inc.                                            4%             67.650        5,818

             Healthcare
             ______________
226          MYL        Mylan Laboratories Inc.                                      4%             25.780        5,826

             Information Technology
             ______________
481          ATML       Atmel Corporation                                            4%             12.090        5,815
247          SCI        SCI Systems, Inc.                                            4%             23.570        5,822
246          VSH        Vishay Intertechnology, Inc.                                 4%             23.700        5,830

             Telecommunications
             ______________
 58          TDS        Telephone and Data Systems, Inc.                             4%            101.000        5,858

             Utilities
             ______________
189          AWK        American Water Works Company, Inc.                           4%             30.810        5,823
164          UCU        UtiliCorp United Inc.                                        4%             35.390        5,804
277          WEC        Wisconsin Energy Corporation                                 4%             21.040        5,828
                                                                                  ______                       _________
                               Total Investments                                   100%                        $145,516
                                                                                  ======                       =========

_____________

See "Notes to Schedules of Investments" on page 17.

                          Schedule of Investments

        Investment Style Equity Portfolios-Mid-Cap Growth Series
                                 FT 527


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2001


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________    _____________________________________                                 _________      ______      _____________
             Basic Materials
             ______________
 99          ASD        American Standard Companies Inc.                             4%           $58.950     $  5,836

             Capital Goods
             ______________
 73          LLL        L-3 Communications Holdings, Inc.                            4%            80.110        5,848
232          MLHR       Herman Miller, Inc.                                          4%            25.100        5,823
128          WAT        Waters Corporation                                           4%            45.550        5,830

             Consumer Discretionary
             ______________
178          ANF        Abercrombie & Fitch Co.                                      4%            32.640        5,810
143          CDWC       CDW Computer Centers, Inc.                                   4%            40.700        5,820
262          GLC        Galileo International, Inc.                                  4%            22.220        5,822
102          IGT        International Game Technology                                4%            56.850        5,799

             Consumer Staples
             ______________
143          MKC        McCormick & Company, Incorporated                            4%            40.630        5,810

             Energy
             ______________
 76          BJS        BJ Services Company                                          4%            76.700        5,829

             Financial
             ______________
224          AJG        Arthur J. Gallagher & Co.                                    4%            25.950        5,813
235          NCBC       National Commerce Bancorporation                             4%            24.760        5,819
156          TCB        TCF Financial Corporation                                    4%            37.300        5,819

             Healthcare
             ______________
111          BRL        Barr Laboratories, Inc.                                      4%            52.430        5,820
 66          ESRX       Express Scripts, Inc.                                        4%            87.990        5,807
130          IDPH       IDEC Pharmaceuticals Corporation                             4%            44.880        5,834
157          MNMD       MiniMed Inc.                                                 4%            37.040        5,815

             Information Technology
             ______________
 90          ACS        Affiliated Computer Services, Inc.                           4%            64.990        5,849
300          CDN        Cadence Design Systems, Inc.                                 4%            19.430        5,829
212          JKHY       Jack Henry & Associates, Inc.                                4%            27.400        5,809
172          MCRL       Micrel, Incorporated                                         4%            33.770        5,809
116          SDS        SunGard Data Systems, Inc.                                   4%            50.090        5,810
 97          SYMC       Symantec Corporation                                         4%            59.950        5,815

             Telecommunications
             ______________
242          RFMD       RF Micro Devices, Inc.                                       4%            24.090        5,830

             Transportation
             ______________
122          EXPD       Expeditors International of Washington, Inc.                 4%            47.820        5,834
                                                                                  ______                      _________
                               Total Investments                                   100%                       $145,539
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 17.

                        Schedule of Investments

        Investment Style Equity Portfolios-Large-Cap Value Series
                                 FT 527


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2001


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _____________
              Basic Materials
              ______________
 144          AA         Alcoa Inc.                                                   4%           $ 40.420    $  5,821
 243          MAS        Masco Corporation                                            4%             23.950       5,820

              Capital Goods
              ______________
 110          AMAT       Applied Materials, Inc.                                      4%             52.730       5,800
  94          ITW        Illinois Tool Works Inc.                                     4%             61.960       5,824
 114          TYC        Tyco International Ltd. (3)                                  4%             51.080       5,823
 240          WMI        Waste Management, Inc.                                       4%             24.220       5,813

              Consumer Cyclicals
              ______________
 220          CCL        Carnival Corporation                                         4%             26.480       5,826
 194          F          Ford Motor Company                                           4%             30.060       5,832
  90          GCI        Gannett Co., Inc.                                            4%             64.400       5,796
 100          LOW        Lowe's Companies, Inc.                                       4%             58.310       5,831

              Consumer Staples
              ______________
 121          MO         Philip Morris Companies Inc.                                 4%             47.950       5,802

              Energy
              ______________
  89          APC        Anadarko Petroleum Corporation                               4%             65.180       5,801
  61          CHV        Chevron Corporation (4)                                      4%             94.710       5,777

              Financial
              ______________
  58          CI         CIGNA Corporation                                            4%            100.600       5,835
  75          FNM        Fannie Mae                                                   4%             77.800       5,835
 149          FBF        FleetBoston Financial Corporation                            4%             39.000       5,811
 116          WM         Washington Mutual, Inc.                                      4%             50.260       5,830

              Healthcare
              ______________
  97          UNH        UnitedHealth Group Incorporated                              4%             59.740       5,795

              Technology
              ______________
 146          A          Agilent Technologies, Inc.                                   4%             40.000       5,840
 282          CPQ        Compaq Computer Corporation                                  4%             20.650       5,823

              Telecommunications
              ______________
 138          CMCSK      Comcast Corporation (Class A Special)                        4%             42.320       5,840
 148          SBC        SBC Communications Inc.                                      4%             39.250       5,809
 310          WCOM       WorldCom, Inc.                                               4%             18.790       5,825

              Utilities
              ______________
 107          CPN        Calpine Corporation                                          4%             54.190       5,798
 127          DUK        Duke Energy Corporation                                      4%             46.000       5,842
                                                                                  ______                       _________
                               Total Investments                                    100%                       $145,449
                                                                                  ======                       =========

_____________

See "Notes to Schedules of Investments" on page 17.

                         Schedule of Investments

       Investment Style Equity Portfolios-Large-Cap Growth Series
                                 FT 527


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2001


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________    _____________________________________                                 _________      ______      _____________
             Capital Goods
             ______________
252          GLW        Corning Incorporated                                         4%           $23.100     $  5,821
123          GE         General Electric Company                                     4%            47.200        5,806

             Consumer Cyclicals
             ______________
227          GPS        The Gap, Inc.                                                4%            25.650        5,823
158          IPG        The Interpublic Group of Companies, Inc.                     4%            36.940        5,836
112          WMT        Wal-Mart Stores, Inc.                                        4%            52.050        5,830

             Consumer Staples
             ______________
154          HNZ        H.J. Heinz Company                                           4%            37.800        5,821
 93          KMB        Kimberly-Clark Corporation                                   4%            62.780        5,838
100          PG         Procter & Gamble Company                                     4%            58.050        5,805

             Financial
             ______________
 93          COF        Capital One Financial Corporation                            4%            62.360        5,799
119          PVN        Providian Financial Corporation                              4%            49.100        5,843

             Healthcare
             ______________
 97          AMGN       Amgen Inc.                                                   4%            59.950        5,815
 63          JNJ        Johnson & Johnson                                            4%            91.900        5,790
127          MDT        Medtronic, Inc.                                              4%            45.800        5,817
 78          MRK        Merck & Co., Inc.                                            4%            74.250        5,791
142          PFE        Pfizer Inc.                                                  4%            41.000        5,822
156          SGP        Schering-Plough Corporation                                  4%            37.300        5,819

             Technology
             ______________
122          AOL        AOL Time Warner Inc.                                         4%            47.600        5,807
198          DELL       Dell Computer Corporation                                    4%            29.350        5,811
146          EMC        EMC Corporation                                              4%            39.950        5,833
123          MXIM       Maxim Integrated Products, Inc.                              4%            47.180        5,803
 85          MSFT       Microsoft Corporation                                        4%            68.250        5,801
339          ORCL       Oracle Corporation                                           4%            17.150        5,814
331          SUNW       Sun Microsystems, Inc.                                       4%            17.570        5,816

             Telecommunications
             __________________
100          QCOM       QUALCOMM Incorporated                                        4%            58.200        5,820
171          TLAB       Tellabs, Inc.                                                4%            34.010        5,816
                                                                                  ______                      _________
                               Total Investments                                   100%                       $145,397
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 17.

                           Schedule of Investments

         Investment Style Equity Portfolios-International Series
                                 FT 527


At the Opening of Business on the Initial Date of Deposit-April 24, 2001


                                                                                  Percentage      Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate    Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price  Share       the Trust (2)
_________    _____________________________________                                _________        ______     _____________
             Australia
             ______________
220          BHP        BHP Limited (ADR)                                         3.34%           $ 22.070    $  4,855

             Finland
             ______________
162          NOK        Nokia Oy (ADR)                                            3.33%             29.880       4,841

             France
             ______________
445          LVMHY      LVMH (Louis Vuitton Moet Hennessy) (ADR)                  3.33%             10.900       4,850
 67          TOT        Total Fina Elf S.A. (ADR)                                 3.32%             72.020       4,825

             Germany
             ______________
111          BF         BASF AG (ADR)                                             3.33%             43.700       4,851
111          BAYZY      Bayer AG (ADR)                                            3.33%             43.653       4,845
136          SAP        SAP AG (ADR)                                              3.32%             35.550       4,835
 43          SI         Siemens AG (ADR)                                          3.30%            111.500       4,795

             Ireland
             ______________
 99          ELN        Elan Corporation Plc (ADR)                                3.33%             49.000       4,851

             Italy
             ______________
 73          E          ENI SpA (ADR)                                             3.35%             66.700       4,869

             Japan
             ______________
 62          HMC        Honda Motor Co., Ltd. (ADR)                               3.36%             78.850       4,889
 57          NIPNY      NEC Corporation (ADR)                                     3.35%             85.500       4,873
 66          SNE        Sony Corporation (ADR)                                    3.33%             73.480       4,850

             Spain
             ______________
100          TEF        Telefonica S.A. (ADR)                                     3.34%             48.660       4,866

             Sweden
             ______________
907          ERICY      L.M. Ericsson AB (ADR)                                    3.34%              5.350       4,852

             Switzerland
             ______________
 47          NSRGY      Nestle SA (ADR)                                           3.32%            102.910       4,837
123          NVS        Novartis AG (ADR)                                         3.33%             39.350       4,840
 67          RHHBY      Roche Holdings AG (ADR)                                   3.35%             72.710       4,872
130          STM        STMicroelectronics N.V. (3)                               3.32%             37.170       4,832

             The Netherlands
             ______________
 73          ING        ING Groep N.V. (ADR)                                      3.33%             66.300       4,840
157          AHO        Koninklijke Ahold N.V. (ADR)                              3.34%             30.970       4,862
170          PHG        Koninklijke (Royal) Philips Electronics N.V. (3)          3.34%             28.550       4,854
 84          RD         Royal Dutch Petroleum Company (3)                         3.34%             57.850       4,859
 90          UN         Unilever N.V. (3)                                         3.32%             53.740       4,837

             United Kingdom
             ______________
 37          BCS        Barclays Plc (ADR)                                        3.34%            131.200       4,854
 91          BP         BP Amoco Plc (ADR)                                        3.33%             53.300       4,850
188          CSG        Cadbury Schweppes Plc (ADR)                               3.33%             25.750       4,841
 94          GSK        GlaxoSmithKline Plc (ADR)                                 3.33%             51.580       4,849
 78          HBC        HSBC Holdings Plc (ADR)                                   3.35%             62.510       4,876
157          VOD        Vodafone Group Plc (ADR)                                  3.33%             30.900       4,851
                                                                                  ______                      _________
                               Total Investments                                   100%                       $145,501
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 17.

                          Schedule of Investments

             Investment Style Equity Portfolios-REIT Series
                                 FT 527


                    At the Opening of Business on the
                 Initial Date of Deposit-April 24, 2001


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________    _____________________________________                                 _________      ______      _____________
             Apartments
             ______________
133          AIV        Apartment Investment & Management Company                    4%           $43.750     $  5,819
134          AVB        Avalonbay Communities, Inc.                                  4%            43.510        5,830
175          CPT        Camden Property Trust                                        4%            33.250        5,819
111          EQR        Equity Residential Properties Trust                          4%            52.510        5,829
249          SMT        Summit Properties Inc.                                       4%            23.420        5,832

             Diversified
             ______________
339          GLB        Glenborough Realty Trust Incorporated                        4%            17.150        5,814

             Healthcare
             ______________
247          HR         Healthcare Realty Trust, Inc.                                4%            23.530        5,812

             Industrial
             ______________
308          BED        Bedford Property Investors, Inc.                             4%            18.900        5,821
255          EGP        EastGroup Properties, Inc.                                   4%            22.780        5,809
193          FR         First Industrial Realty Trust, Inc.                          4%            30.090        5,807
291          PLD        ProLogis Trust                                               4%            20.000        5,820

             Lodging
             ______________
223          HPT        Hospitality Properties Trust                                 4%            26.100        5,820
471          HMT        Host Marriott Corporation                                    4%            12.350        5,817

             Net Lease
             ________
372          CARS       Capital Automotive REIT                                      4%            15.650        5,822

             Office
             ________
216          EOP        Equity Office Properties Trust                               4%            26.960        5,823

             Office/Industrial
             _____________
306          BDN        Brandywine Realty Trust                                      4%            19.050        5,829
256          DRE        Duke-Weeks Realty Corporation                                4%            22.760        5,827
208          LRY        Liberty Property Trust                                       4%            28.030        5,830
264          RA         Reckson Associates Realty Corporation                        4%            22.060        5,824

             Regional Malls
             ___________
209          CBL        CBL & Associates Properties, Inc.                            4%            27.850        5,821
169          GGP        General Growth Properties, Inc.                              4%            34.520        5,834
276          MLS        The Mills Corporation                                        4%            21.060        5,812

             Shopping Centers
             _____________
391          DDR        Developers Diversified Realty Corporation                    4%            14.900        5,826
135          KIM        Kimco Realty Corporation                                     4%            43.110        5,820
262          PNP        Pan Pacific Retail Properties, Inc.                          4%            22.200        5,816
                                                                                  ______                      _________
                               Total Investments                                   100%                       $145,533
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 17.

Page 16


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on April 24, 2001. Each Trust has a Mandatory Termination Date of April 30, 2004.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                Cost of
                                                Securities       Profit
                                                to Sponsor       (Loss)
                                                _________        ______
Investment Style Equity Portfolios:
   Small-Cap Value Series                       $145,866         $  (583)
   Small-Cap Growth Series                       145,979            (453)
   Mid-Cap Value Series                          145,980            (464)
   Mid-Cap Growth Series                         145,206             333
   Large-Cap Value Series                        145,083             336
   Large-Cap Growth Series                       144,437             960
   International Series                          147,224          (1,723)
   REIT Series                                   145,944            (411)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4) Chevron Corporation ("Chevron") has announced plans to merge with Texaco Inc. ("Texaco") to create a new company to be called ChevronTexaco Corporation ("ChevronTexaco"). As per the terms of the merger agreement, each shareholder of Chevron will receive one share of ChevronTexaco for each share of Chevron held. As a result of this expected transaction, it is anticipated that the Trust will receive shares of ChevronTexaco in exchange for the shares of Chevron which it holds. The transaction is subject to the approval of shareholders of each company and various regulatory authorities.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 527, consists of eight separate portfolios set forth below:

Investment Style Equity Portfolios-

- Small-Cap Value Series

- Small-Cap Growth Series

- Mid-Cap Value Series

- Mid-Cap Growth Series

- Large-Cap Value Series

- Large-Cap Growth Series

- International Series

- REIT Series

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.


Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and initial and daily accrued deferred sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.


                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies with the investment style characteristics for which each Trust is named.

Investment success can hinge on many different factors. We believe it is important to build a well-balanced portfolio to help you meet your long-term financial goals. An asset allocation strategy is one component that, when used within the framework of your overall portfolio, can help you capitalize on the risk and return potential that different asset classes offer.

Asset classes are typically categorized broadly as stocks, bonds, and cash. The stock asset class can be further broken down into both growth and value investment styles as well as large, mid, and small market capitalization categories. A distinction is also often made between domestic and foreign stocks. From year to year these different types of stocks can perform quite differently, with a particular type of asset performing better than other types of assets one year and worse the next.

The Trusts have been designed to fill a variety of investment needs and risk tolerance levels and may be appropriate for a variety of reasons such as asset allocation, tax control, liquidity, and diversification. The Trusts offer many features found in other packaged products but with two major differences-a defined portfolio and a defined horizon. Unlike actively managed funds that continually buy and sell securities, thereby changing their investment mix, each Trust's portfolio will generally remain fixed over its life. Because the portfolios are clearly defined and adhere to their stated investment objective, your ability to control your asset allocation is greatly enhanced. Additionally, this "Buy and Hold" philosophy that is employed by the Trusts maintains that it is far better to purchase a well-chosen portfolio of stocks and to hold them for a period of time than to "play the market."


The Trusts each contain 25 stocks, except for the International Series which has 30 stocks. While the benefits of risk reduction through diversification are well known, studies show that the benefit of adding additional stocks becomes incremental at around 32 stocks. These studies suggest that the risk of owning a more concentrated investment is offset somewhat by diversification across sectors or market segments. Because the Trusts place such an emphasis on concentration, we believe that selecting stocks for the Trusts requires added experience and discipline. In selecting the stocks for the Trusts, our team of analysts employ the same fundamental "bottom up" approach that they have applied in choosing stocks for hundreds of other concentrated portfolios.


It is our view that financial markets generally set the price of securities based on expectations of future cash flows and not on traditional accounting measures of corporate performance. Accounting distortions, inflation, and other factors often make traditional measures, such as return on equity, misleading as an assessment of a company's performance. Thus, we believe that perceived changes in the ability of a company to generate cash flow in the future is, in large part, what drives valuations in the stock market. By concentrating on a company's cash flow return on its investment, we focus our attention on its business operations rather than its accounting practices. Our goal is to select stocks that we believe offer the best opportunity for capital appreciation regardless of the conditions shaping the market by being consistent in our discipline.


The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined as of the Initial Date of Deposit and due to changes in the value of the Securities, may vary thereafter. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. All of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Market capitalization designations used for the Trusts are as follows: Small-Cap-less than $1.5 billion; Mid-Cap-$1.5 billion to $8 billion; Large-Cap-over $8 billion.


You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry, sector or investment style as a whole and the performance of each Trust is expected to differ from that of its comparative industry, sector or investment style. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Certain or all of the Securities in certain of the Trusts are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Technology Industry. Because more than 25% of the Large-Cap Growth Series is invested in technology companies, the Trust is considered to be concentrated in technology stocks. A portfolio concentrated in a single sector may present more risks than a portfolio that is broadly diversified. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


Real Estate Investment Trusts. The REIT Series is considered to be concentrated in Real Estate Investment Trusts ("REITs"). REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Investment Style. Although the Securities contained in each Trust meet the stated style, capitalization, and investment objective of such Trusts on the Initial Date of Deposit, market fluctuations after this date may change a particular Security's classification. Securities will not generally be removed from a Trust as a result of market fluctuations.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Philip Morris Companies Inc. and Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.



Foreign Stocks. Certain or all of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.


                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and


- The initial sales charge.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge you will pay is comprised of the following:


Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to 3.00% of the Public Offering Price per Unit.



Daily Accrued Deferred Sales Charge. The daily accrued deferred sales charge is equal to $.060 per Unit and will be accrued daily at the rate of $.00005479 per Unit and paid on the 20th day of each month (or if the 20th day is not a business day, on the preceding business day) beginning May 20, 2001 and continuing for the life of a Trust and at such Trust's termination. On the Initial Date of Deposit this fee will equal .60% of the Public Offering Price, but because this fee is a fixed dollar amount per Unit it will vary from .60% as the Public Offering Price varies from $10 per Unit. However, in no event will the daily accrued deferred sales charge exceed .70% of the Public Offering Price per Unit. When you purchase Units, you will only be subject to daily accrued deferred sales charge payments not yet accrued.



Creation and Development Fee. As Sponsor, we will also receive a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the initial sales charge is reduced as described below.

                                            Your maximum
                                            initial
If you invest                               sales charge
(in thousands):*                            will be:
_________________                           ____________
$50 but less than $100                      2.75%
$100 but less than $250                     2.50%
$250 but less than $500                     2.15%
$500 but less than $1 million               2.00%
$1 million or more                          1.25%

* Breakpoint initial sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced initial sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced initial sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced initial sales charge. Any reduced initial sales charge is the responsibility of the party making the sale.


You may use redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. Please note that if you purchase Units of the Trusts in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.


Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the initial sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the initial sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.


Dealer Concessions.



Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.0% of the Public Offering Price per Unit. However, for Units purchased with redemption or termination proceeds, this amount will be reduced to 2.0% of the Public Offering Price per Unit. Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the initial sales charge.



Broker/dealer firms will receive a concession of up to $.02 per Unit sold. In addition, dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the initial and/or deferred sales charge paid by these customers is kept by or given to the banks in the amounts shown above.


Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable initial and/or deferred sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies Trusts according to capitalization and/or investment style.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the initial sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected deferred sales charge and creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating each Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Trusts' registration statements yearly are also now chargeable to the Trusts. Historically, we paid these fees and expenses. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .35% for each Trust. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of your Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than 1.05% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Trust will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Trust will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

GRANTOR TRUSTS

The following discussion applies to each Trust except the REIT Series.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of more than five years. Because each Trust has a maturity of approximately three years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") from a Trust when you redeem your Units (except for Fee Accounts) or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind
Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from dividends of Securities of a foreign corporation and that are not effectively connected to your conduct of a trade or business within the United States will generally not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other U.S. persons, provided that less than 25% of the gross income of the foreign corporation over the three-year period ending with the close of the taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

REGULATED INVESTMENT COMPANY.

The following discussion applies only to the REIT Series.

Trust Status.

The Trust intends to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended. If the Trust does in fact qualify as a regulated investment company and distributes its income as required by tax law, the Trust generally will not be subject to federal income taxes or excise taxes on income earned from the Securities. You, however, will be subject to federal income taxes on dividends you receive from the Trust.

Ordinary Income Distributions.

Distributions of the Trust's income, unless designated as capital gain dividends, will generally be taxable to you as ordinary income. To the extent distributions in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce your basis and be treated as a gain from the sale of Units to the extent they exceed your basis. Distributions from the Trust are not eligible for the 70% dividends received deduction for corporations. Under certain circumstances, distributions made to you in January must be treated for federal income tax purposes as having been received by you on December 31 of the previous year.

Capital Gains Dividends, Your Tax Basis and Income or Loss upon
Disposition.

Distributions of net capital gain from the Trust which are designated by the Trust as capital gain dividends will generally be taxable to you as long-term capital gain, regardless of how long you have owned your Units. However, if you receive a capital gain dividend and sell your Units prior to holding them for six months, the loss will be recharacterized as long-term capital loss to the extent of the long-term capital gain received as a dividend.

In addition, the Trust may designate some capital gain dividends as "unrecaptured Section 1250 gain distributions," in which case the dividend would be subject to a maximum tax rate of 25% (rather than 20%). You will generally recognize capital gain or loss when you dispose of your Units (by sale, redemption or otherwise). To determine the amount of this gain or loss, you must subtract your tax basis in your Units from what you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

If you are an individual, the maximum marginal federal tax rate for net capital gain (except for unrecaptured Section 1250 gains, as discussed above) is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

In-Kind Distributions

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at the Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. This transaction, however, is subject to taxation and you will recognize gain or loss, generally based on the value at that time, of the Securities received.

Limitations on the Deductibility of Trust Expenses.

Certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unit holders in excess of the distributions received from the Trust.

Foreign Investors.

If you are a foreign investor, subject to applicable tax treaties, distributions from the Trust which constitute dividends for U.S. federal income tax purposes (other than dividends designated by the Trust as capital gain dividends) will be subject to U.S. income taxes, including withholding taxes. Distributions designated as capital gain dividends should not be subject to U.S. federal income taxes, including withholding taxes, provided certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.


The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the daily accrued deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."



We anticipate that there will be enough money in the Capital Account of a Trust to pay the daily accrued deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.


Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."


If you tender at least 1,000 Units, or such other amount as required by your broker/dealer, for redemption (except for Fee Accounts), rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If you elect to receive an In-Kind Distribution of Securities contained in the REIT Series, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.


The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.


Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result only in the waiver of any remaining unaccrued deferred sales charge at the time of termination. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.


Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you own at least 1,000 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. If you elect to receive an In-Kind
Distribution of Securities contained in the REIT Series at termination, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             FIRST TRUST (R)

                   INVESTMENT STYLE EQUITY PORTFOLIOS:
                         SMALL-CAP VALUE SERIES
                         SMALL-CAP GROWTH SERIES
                          MID-CAP VALUE SERIES
                          MID-CAP GROWTH SERIES
                         LARGE-CAP VALUE SERIES
                         LARGE-CAP GROWTH SERIES
                          INTERNATIONAL SERIES
                               REIT SERIES
                                 FT 527

                                Sponsor:

                           NIKE SECURITIES L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-59020) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

    Information about the Trusts, including their Codes of Ethics, is available on the EDGAR Database on the Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                             April 24, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust (R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 527 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated April 24, 2001. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Small-Cap Companies                                         1
   Dividends                                                   2
   Foreign Issuers                                             2
Litigation
   Microsoft Corporation                                       2

   Tobacco Industry                                            3

Concentration
   Real Estate Investment Trusts ("REITs")                     3

   Technology                                                  4

Portfolios
   Small-Cap Value                                             5
   Small-Cap Growth                                            6
   Mid-Cap Value                                               8
   Mid-Cap Growth                                              9
   Large-Cap Value                                            11
   Large-Cap Growth                                           12
   International                                              14
   REIT                                                       16

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.


Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.



In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Concentration

Real Estate Investment Trusts ("REITs"). An investment in Units of the REIT Series should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of

God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the REIT Series.


Technology Companies. The Large-Cap Growth Series is considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.



Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.



Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of

Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.



Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.



Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.


Portfolios

          Equity Securities Selected for Small-Cap Value Series


Basic Materials
_______________



OM Group, Inc., headquartered in Cleveland, Ohio, through its operating subsidiaries, is a vertically integrated international producer and marketer of value-added metal-based specialty chemicals.



Simpson Manufacturing Co., Inc., headquartered in Dublin, California, through its subsidiaries, designs, engineers and manufactures wood-to-wood, wood-to-concrete and wood-to-masonry connectors and venting systems for gas and wood burning appliances.



Capital Goods
_______________



AptarGroup, Inc., headquartered in Crystal Lake, Illinois, manufactures, designs and sells consumer product dispensing systems for the personal care, pharmaceutical, food and household products markets.



Cognex Corporation, headquartered in Natick, Massachusetts, designs, develops, makes and sells machine vision systems which are used to replace human vision in a wide range of manufacturing processes in the semiconductor, electronics, automotive, graphic arts and pharmaceutical industries.



Electro Scientific Industries, Inc., headquartered in Portland, Oregon, provides electronics manufacturers with equipment necessary to produce key components used in wireless telecommunications, computers, automotive electronics, and many other electronic products.



Photon Dynamics, Inc., headquartered in San Jose, California, is a worldwide supplier of array test, inspection and repair systems for the flat panel display (FPD) industry.



Consumer Cyclicals
_______________



La-Z-Boy Incorporated, headquartered in Monroe, Michigan, manufactures a wide variety of furniture including residential, business and hospitality furniture.



Monaco Coach Corporation, headquartered in Coburg, Oregon, makes premium Class A motor coaches and towable recreational vehicles (fifth wheel trailers and travel trailers) under the "Monaco," "Holiday Rambler," "Royale Coach" and "McKenzie Towables" brand names.



Nautica Enterprises, Inc., headquartered in New York, New York, primarily designs, manufactures and markets apparel under the following brands: "Nautica," "Nautica Competition," "NST-Nautica Sport Tech," "Nautica Jeans Company," "John Vavartos," "E. Magrath" and "Byron Nelson." All company brands are designed by an in-house design and merchandising staff.



Owens & Minor, Inc., headquartered in Glen Allen, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated healthcare systems and group purchasing organizations, with distribution centers located throughout the United States.



Toll Brothers, Inc., headquartered in Huntingdon Valley, Pennsylvania, designs, builds, markets and finances single-family detached and attached homes in middle and high income residential communities located mainly on land the company has developed in suburban residential areas. The company also provides financing to customers.



United Stationers Inc., headquartered in Des Plaines, Illinois, is a distributor of general line business products, including a broad range of office products, computer supplies, facilities management supplies and office furniture.



Consumer Staples
_______________



Constellation Brands, Inc., headquartered in Fairport, New York, produces and markets branded beverage alcohol products, including beer,

Page 5

wines and distilled spirits. The company's product names include "Paul Masson," "Manischewitz," "Monte Alban," "Almaden," Barton's Gin" and "Corona."



The Scotts Company, headquartered in Columbus, Ohio, supplies consumer products for lawn and garden care, with a full range of products such as fertilizers, lawn food products, plant foods, soil and garden tools.



Energy
______



Vintage Petroleum, Inc., headquartered in Tulsa, Oklahoma, acquires, explores and develops oil and gas reserves. The company also purchases, gathers and markets gas and oil in the United States, Argentina and Bolivia.



Financial
_________



Community First Bankshares, Inc., headquartered in Fargo, North Dakota, through subsidiaries, conducts a banking business in nine states. The company also offers trust and insurance services. The company also owns and operates insurance agencies which sell property and casualty insurance and make some sales of other types of insurance, such as life, accident and crop hail insurance.



First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.



Healthcare
__________



Bio-Technology General Corp., headquartered in Iselin, New Jersey, is engaged in the research, development, manufacture and marketing of biopharmaceutical products through a combination of R&D, acquisition, collaboration and licensing agreements.



Invacare Corporation, headquartered in Elyria, Ohio, designs, manufactures and distributes medical equipment for the home healthcare and extended care markets.



Technology
__________



Bel Fuse Inc. (Class B), headquartered in Jersey City, New Jersey, is engaged in the design, manufacture and sale of products used in telecommunications, networking, business equipment and consumer electronic applications.



CACI International Inc., headquartered in Arlington, Virginia, is an international information systems and high technology services corporation. The company provides services to U.S. defense and civilian agencies and to commercial enterprises.



Photronics, Inc., headquartered in Jupiter, Florida, manufactures photomasks, which are photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers.



Telecommunications
__________________



Anixter International Inc., headquartered in Skokie, Illinois, is engaged in the distribution of communications and specialty wire and cable products.



Utilities
_________



Cascade Natural Gas Corporation, headquartered in Seattle, Washington, is a public utility engaged in the distribution of natural gas to customers in Washington and Oregon.



Energen Corporation, headquartered in Birmingham, Alabama, is a diversified energy holding company engaged primarily in the purchase, distribution and sale of natural gas, principally in central and north Alabama. The company is also involved in the acquisition, development, exploration and production of oil, natural gas and natural gas liquids in the continental United States.


         Equity Securities Selected for Small-Cap Growth Series


Capital Goods
_______________



C&D Technologies, Inc., headquartered in Blue Bell, Pennsylvania, produces integrated reserve power systems for telecommunications, electronic information and industrial applications.



Cymer, Inc., headquartered in San Diego, California, is engaged primarily in the development, manufacturing and marketing of excimer lasers for sale to manufacturers of photo-lithography tools in the semiconductor equipment industry.



Graco Inc., headquartered in Minneapolis, Minnesota, designs, manufactures and markets systems, products and technology to move, measure, control, dispense and apply a wide variety of fluids and viscous materials.



Roper Industries, Inc., headquartered in Bogart, Georgia, designs, manufactures and distributes specialty industrial controls, fluid handling and analytical instrumentation products worldwide.



Consumer Cyclicals
__________________




ADVO, Inc., headquartered in Windsor, Connecticut, solicits and processes printed advertising from retailers, manufacturers and service companies for distribution by mail to consumer households in the United States on a national, regional and local basis. The company's direct mail products and services include shared mail and solo mail.


Page 6



Anchor Gaming, headquartered in Las Vegas, Nevada, develops and distributes unique proprietary games, operates casinos in Colorado, and operates one of the largest gaming machine routes in Nevada.



Harman International Industries, Incorporated, headquartered in
Washington, D.C., makes and distributes a broad range of high quality, high fidelity audio and video system components for the consumer home and automotive, original equipment manufacturer, and professional markets worldwide.



On Assignment, Inc., headquartered in Calabasas, California, provides temporary and permanent placement of scientific personnel to laboratories and other institutions; and provides temporary and permanent placement of credit, collection and medical billing professionals to the financial services and healthcare industries.



Pacific Sunwear of California, Inc., headquartered in Anaheim,
California, sells everyday casual apparel, footwear and accessories through mall-based stores in 43 states. The company's customers are primarily young men aged 12 to 24, as well as young women of the same age, who generally prefer a casual look.



Polaris Industries Inc., headquartered in Medina, Minnesota, designs, engineers and makes snowmobiles, all-terrain vehicles, motorcycles and personal watercraft.



Energy
______



Cal Dive International, Inc., headquartered in Houston, Texas, explores for, develops, and acquires oil and natural gas properties located principally in the Gulf of Mexico.



Stone Energy Corporation, headquartered in Lafayette, Louisiana, acquires, exploits and operates oil and gas properties mainly in the Gulf Coast Basin.



Financial
_________



Sterling Bancshares, Inc., headquartered in Houston, Texas, is a bank holding company that provides commercial and retail banking services primarily in the Houston metropolitan area.



Healthcare
__________



Medicis Pharmaceutical Corporation, headquartered in Scottsdale,
Arizona, is a pharmaceutical developer and marketer of dermatology products. The company's products focus on treating acne, acne-related conditions, fungal infections, skin discoloration, and inflammatory and hyperproliferative skin diseases, such as psoriasis and topical dermatitis.



ResMed Inc., headquartered in San Diego, California, makes and distributes medical equipment for the treatment of sleep disordered breathing related respiratory conditions. The company sells a comprehensive range of treatment and diagnostic devices.



Respironics, Inc., headquartered in Pittsburgh, Pennsylvania, is a developer, manufacturer and marketer of medical devices used for the treatment of patients suffering from respiratory disorders.



Techne Corporation, headquartered in Minneapolis, Minnesota, develops and makes biotechnology products and hematology calibrators and controls.



Technology
__________



BARRA, Inc., headquartered in Berkeley, California, develops, markets and supports application software and information services used to analyze, manage and trade portfolios of equity, fixed income, derivatives and other financial instruments. The company and its subsidiaries are engaged in integrated business activities that combine technology, data, software and services to help clients make investment and trading decisions.



CTS Corporation, headquartered in Elkhart, Indiana, designs, manufactures and sells electronic components and electronic component assemblies used in the communications, automotive and computer industries.



Fair, Isaac and Company, Incorporated, headquartered in San Rafael, California, is a developer of data management systems and services for the financial services, retail, healthcare, telecommunications, personal lines insurance and other industries.



Kronos Incorporated, headquartered in Chelmsford, Massachusetts, develops, manufactures and markets frontline labor management systems that enhance productivity in the workplace by capturing, measuring and delivering information about employees' times and activities.



Mercury Computer Systems, Inc., headquartered in Chelmsford, Massachusetts, designs, makes and sells high performance, real-time digital signal processing computer systems that transform sensor generated data into information which can be displayed as images for human interpretation or subjected to additional computer analysis. The company's system architecture is specifically designed for digital signal processing applications which are typically computation intensive and require I/O capacity and interprocessor bandwidth not available on a general purpose PC or workstation. The two primary markets for its products are defense electronics and medical diagnostic imaging.



Technitrol, Inc., headquartered in Trevose, Pennsylvania, is a worldwide producer of electronic components, electrical contacts and assemblies and other precision-engineered parts and materials for manufacturers of networking, broadband/Internet access, telecommunications, computer and electrical equipment.



Telecommunications
__________________



Black Box Corporation, headquartered in Lawrence, Pennsylvania, is a direct marketer and technical service provider of computer

Page 7

communications and networking equipment and services to businesses of all sizes, operating in 132 countries.



Transportation
_______________



SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.


           Equity Securities Selected for Mid-Cap Value Series


Basic Materials
_______________



Cabot Corporation, headquartered in Boston, Massachusetts, produces carbon black, a reinforcing agent for rubber and non-rubber applications, and electronic grade tantalum, columbium, cesium, germanium, niobium titanium, rubidium and tellurium. The company also produces and sells fumed silica and purchases and sells liquefied natural gas.



Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs, manufactures and markets woven and tufted broadloom carpets and rugs for residential and commercial markets. The company's brand names include "Mohawk," "Aladdin," "American Rug Craftsmen," "American Weaver," "Bigelow," "Galaxy," "Karastan" and "World." The company also sells bath rugs, area rugs, decorative throws and laminate products.



Capital Goods
_____________



KEMET Corporation, headquartered in Simpsonville, South Carolina, makes a full line of capacitors using two types of dielectrics, solid tantalum and multilayer ceramic. The company makes its capacitors in many different sizes and configurations.



Lear Corporation, headquartered in Southfield, Michigan, supplies automotive interior systems to manufacturers worldwide. The company provides seat systems, flooring and acoustic systems, door panels, headliners, instrument panels, and electronic and electrical distribution systems. The company also offers design, engineering, validation and project management support for the entire automotive interior.



Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.



Consumer Discretionary
______________________



Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.



Jones Apparel Group, Inc., headquartered in Bristol, Pennsylvania, designs, contracts for the manufacture of, and markets a broad range of primarily better-priced women's suits, dresses and sportswear. The company also sells clothing through "Jones" factory outlet stores and full-price retail stores.



Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.



Outback Steakhouse, Inc., headquartered in Tampa, Florida, owns, operates and franchises full-service restaurants under the names
"Outback Steakhouse" and "Carrabba's Italian Grill" throughout the United States and in certain foreign countries.



Consumer Staples
_______________



Suiza Foods Corporation, headquartered in Dallas, Texas, manufactures and distributes fresh milk and related dairy products, plastic packaging and packaged ice in the United States. The company also distributes and markets refrigerated, shelf-stable and frozen food products.




Energy
______



Ultramar Diamond Shamrock Corporation, headquartered in San Antonio, Texas, is an independent refiner and marketer of high-quality refined products and convenience store merchandise in the northeastern, central and southwestern United States and eastern Canada.



Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and marketing company which owns and operates refineries in California, Louisiana, New Jersey and Texas. The company produces reformulated gasoline and low-sulfur diesel oxygenates, as well as middle distillates, jet fuel and petrochemicals.



Financial
_________



AmeriCredit Corp., headquartered in Fort Worth, Texas, is a national consumer finance company specializing in purchasing, securitizing and servicing automobile loans.



Dime Bancorp, Inc., headquartered in New York, New York, through subsidiaries, conducts a banking business, mainly in the New York City

Page 8

metropolitan area; and provides insurance and securities brokerage services.



GreenPoint Financial Corp., headquartered in New York, New York, conducts a savings bank business through branches in the New York City metropolitan area. The company also offers lending programs, development opportunities and mortgage banking.



M&T Bank Corporation, headquartered in Buffalo, New York, conducts a commercial banking business through offices mainly in New York, Pennsylvania and The Bahamas. The company is a bank holding company that operates through two wholly-owned bank subsidiaries: Manufacturers and Traders Trust Co. (M&T Bank) and M&T Bank, National Association (M&T Bank, N.A.).



Radian Group Inc., headquartered in Philadelphia, Pennsylvania, through its wholly-owned subsidiaries, Radian Guaranty Inc. and Amerin Guaranty Corporation, provides private mortgage insurance coverage in the United States on residential mortgage loans.



Healthcare
__________



Mylan Laboratories Inc., headquartered in Pittsburgh, Pennsylvania, is a leading manufacturer of generic pharmaceutical products in finished tablet, capsule and powder dosage forms, for resale by others. The company's generic drugs encompass approximately 33 different therapeutic classes, including analgesics, antianginals, antianxiety agents, antibiotics, antidepressants, antidiabetics, antidiarrheals, an antigout drug, an antihistamine, antihypertensives, anti-inflammatories, antipsychotics, anxiolytics, a bronchial dilator, diuretics, hypnotic agents, a muscle relaxant and a uricosuric.



Information Technology
______________________



Atmel Corporation, headquartered in San Jose, California, designs, develops, makes and markets a broad range of high-performance, non-volatile memory and logic integrated circuits using its proprietary complementary metal-oxide semiconductor technologies.



SCI Systems, Inc., headquartered in Huntsville, Alabama, designs, makes, markets and services products for the computer, computer peripheral, telecommunication, medical, industrial, consumer, and military and aerospace markets.



Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry. The company offers most of its product types in surface mount device form and in the traditional leaded device form.



Telecommunications
__________________



Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.



Utilities
_________



American Water Works Company, Inc., headquartered in Voorhees, New Jersey, is a holding company of regulated utility subsidiaries providing water and wastewater services to 22 states.



UtiliCorp United Inc., headquartered in Kansas City, Missouri, is a multinational energy solutions provider. The company's network segment includes network generation, distribution and transmission businesses, as well as appliance repair/servicing. The company's energy merchant segment includes energy marketing and trading businesses, natural gas gathering, processing and transportation, and independent power projects. The company's international operations include activities in Australia, Canada and New Zealand.



Wisconsin Energy Corporation, headquartered in Milwaukee, Wisconsin, a holding company, is principally engaged in the generation, transmission, distribution and sale of electric energy, gas and steam to customers in east central and northern Wisconsin and the upper peninsula of Michigan.


          Equity Securities Selected for Mid-Cap Growth Series


Basic Materials
_______________



American Standard Companies Inc., headquartered in Piscataway, New Jersey, manufactures high quality, brand name air conditioning systems, bathroom and kitchen fixtures, and fittings and braking systems for vehicles.

Capital Goods
______________



L-3 Communications Holdings, Inc., headquartered in New York, New York, is a merchant supplier of secure communication systems and specialized communication products, including secure, high data rate systems, microwave components, avionics and ocean systems, and telemetry and space products.



Herman Miller, Inc., headquartered in Zeeland, Michigan, designs, manufactures and sells furniture systems, products and related services primarily for offices. The company's customers also include healthcare facilities, including hospitals and clinical, industrial and educational laboratories.



Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC")

Page 9

instruments, chromatography columns and other consumables, and related service.



Consumer Discretionary
______________________



Abercrombie & Fitch Co., headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores selling high quality casual apparel for men and women from 15 to 50 years of age.



CDW Computer Centers, Inc., headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals including desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices; accessories; networking products; and software.



Galileo International, Inc., headquartered in Rosemont, Illinois, provides electronic global distribution services for the travel industry. The company provides travel agencies, as well as other subscribers, with the ability to access schedule and fare information, book reservations and issue airline tickets. The company also provides subscribers with information and booking capability for car rental companies, hotel chains, cruise lines and tour operators.



International Game Technology, headquartered in Reno, Nevada, is an operator and manufacturer of computerized casino gaming products and proprietary gaming systems.



Consumer Staples
________________



McCormick & Company, Incorporated, headquartered in Sparks, Maryland, is a diversified specialty food company which is engaged in the manufacture of spices, seasonings, flavors and other specialty food products and sells products to the consumer food market, the foodservice market and to industrial food processors.



Energy
______



BJ Services Company, headquartered in Houston, Texas, is a provider of pressure pumping and other oilfield services serving the worldwide petroleum industry.



Financial
_________



Arthur J. Gallagher & Co., headquartered in Itasca, Illinois, and its subsidiaries are engaged in providing insurance brokerage, risk management and related service to clients in the United States and abroad.



National Commerce Bancorporation, headquartered in Memphis, Tennessee, operates a general banking business in Tennessee, Georgia, Mississippi, North Carolina and Virginia.



TCF Financial Corporation, headquartered in Minneapolis, Minnesota, operates a national banking business through offices in five states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.



Healthcare
__________



Barr Laboratories, Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.



Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.



IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



MiniMed Inc., headquartered in Sylmar, California, develops, makes and markets medical devices for drug delivery and monitoring patients with diabetes and other medical conditions. The company's goal is to create a true artificial pancreas and supports an extensive research and development program and is developing an implantable insulin pump as well as a continuous glucose sensor.



Information Technology
______________________



Affiliated Computer Services, Inc., headquartered in Dallas, Texas, provides a full range of information technology services, including business process outsourcing, technology outsourcing, and professional services to the commercial sector and the Federal Government.



Cadence Design Systems, Inc., headquartered in San Jose, California, provides comprehensive software and other technology and offers design and methodology services for the product development requirements of the world's leading electronics companies.



Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house and service bureau data processing to commercial banks and financial institutions



Micrel, Incorporated, headquartered in San Jose, California, designs, develops, manufactures and markets a range of high performance analog integrated circuits that are used in a wide variety of electronic products, including those in the communications, computer and industrial markets.



SunGard Data Systems, Inc., headquartered in Wayne, Pennsylvania, provides integrated technology solutions, principally proprietary software and application services to the financial services industry;

Page 10

and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services.



Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into 3 business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.



Telecommunications
__________________



RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular, cordless telephony, wireless security and remote meter reading.



Transportation
_______________



Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of global logistics management, including international freight forwarding and consolidation, for both air and ocean freight.


          Equity Securities Selected for Large-Cap Value Series


Basic Materials
_______________



Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.



Masco Corporation, headquartered in Taylor, Michigan, manufactures brand name consumer products designed for the home improvement and homebuilding industries. The company specializes in faucets, kitchen and bath cabinets, and plumbing supplies.



Capital Goods
_______________



Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.



Illinois Tool Works Inc., headquartered in Glenview, Illinois, makes plastic and metal components, fasteners, industrial fluids, adhesives and welding products. The company also makes systems for consumer and industrial packaging, identification systems, and industrial spray coating and quality assurance equipment.



Tyco International Ltd., headquartered in Hamilton, Bermuda, makes and distributes disposable medical supplies, specialty and flow control products and electrical and electronic components; conducts vehicle auctions; and installs fire detection and suppression systems, electronic security systems and undersea cable communication systems.



Waste Management, Inc., headquartered in Houston, Texas, is an international waste management company providing disposal services, collection and transfer services, recycling and resource recovery services and hazardous waste management. The company serves commercial, residential, municipal and industrial clients throughout the United States and globally.



Consumer Cyclicals
__________________



Carnival Corporation, headquartered in Miami, Florida, operates one of the world's largest multiple-night cruise lines under the names
"Carnival Cruise Lines," "Holland America Line," "Windstar Cruises," "Cunard Line," "Seabourn Cruise Line," "Costa Crociere SpA" and
"Airtours' Sun Cruises." The company markets sightseeing tours and operates several "Westmark" hotels.



Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories; provides financing operations, vehicle and equipment leasing, and insurance operations.



Gannett Co., Inc., headquartered in Arlington, Virginia, is a diversified information company that publishes newspapers, operates television stations and cable television systems. The company is also engaged in marketing, commercial printing, a newswire service, data services and news programming. Publications include "USA Today" and "USA Weekend."



Lowe's Companies, Inc., headquartered in Wilkesboro, North Carolina, operates stores which sell building commodities and millwork; heating, cooling and water systems; home decorating and illumination products; kitchens, bathrooms and laundries; yard, patio and garden products; tools; home entertainment products; and special order products.



Consumer Staples
________________



Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.



Energy
______



Anadarko Petroleum Corporation, headquartered in Houston, Texas,

Page 11

explores for, develops, produces and markets natural gas, crude oil, condensate and natural gas liquids, both domestically and internationally. The company also participates in overseas exploration joint ventures.



Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company is also developing businesses in the areas of e-commerce and technology.



Financial
_________



CIGNA Corporation, headquartered in Philadelphia, Pennsylvania, operates as one of the largest investor-owned, insurance-based financial services organizations in the country. The company focuses its efforts on employee benefits, property-casualty insurance, managed care products and services, retirement products and services and individual financial services worldwide.



Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.



FleetBoston Financial Corporation, headquartered in Boston,
Massachusetts, conducts a general commercial banking and trust business through a network of branch offices, ATMs and telephone banking centers. The company also provides other activities related to banking and finance.



Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.



Healthcare
__________



UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: UnitedHealthcare, Uniprise, Ovations, Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.



Technology
__________



Agilent Technologies, Inc., headquartered in Palo Alto, California, operates four businesses: test and measurement, semiconductor products, healthcare solutions and chemical analysis, supported by a central laboratory. The company's businesses excel in applying measurement technologies to develop products that sense, analyze, display and communicate data, and its customers include many of the world's leading high-technology firms.



Compaq Computer Corporation, headquartered in Houston, Texas, operates the world's second largest computer company, manufacturing desktop and portable computers and PC servers.



Telecommunications
__________________



Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Utilities
_________



Calpine Corporation, headquartered in San Jose, California, develops, acquires, owns and operates power generation facilities, and produces electricity and steam from natural gas-fired and geothermal energy facilities located in the western United States for sale predominately in the United States and selected international markets.



Duke Energy Corporation, headquartered in Charlotte, North Carolina, provides electric service to about two million customers in North Carolina and South Carolina; operates interstate pipelines that deliver natural gas to various regions of the country; and markets electricity, natural gas and natural gas liquids.


         Equity Securities Selected for Large-Cap Growth Series


Capital Goods
_____________



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines,

Page 12

engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.



Consumer Cyclicals
__________________



The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."



The Interpublic Group of Companies, Inc., headquartered in New York, New York, is one of the largest organizations of advertising agencies and marketing service companies.



Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.



Consumer Staples
________________



H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, manufactures, packages and sells processed food products throughout the world. The company's products include ketchup, sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, and frozen pizza. The company also provides weight control services.



Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."



Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.



Financial
_________



Capital One Financial Corporation, headquartered in Falls Church,
Virginia, through subsidiaries, issues Visa and MasterCard credit card products to customers in the United States and the United Kingdom. The company also provides consumer lending and deposit services.



Providian Financial Corporation, headquartered in San Francisco,
California, provides consumer loans, deposit products and other banking services to consumers nationwide, including credit cards, revolving lines of credit, home loans, secured credit cards and fee-based services.



Healthcare
__________



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.



Technology
__________



AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.


Page 13



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Telecommunications
__________________



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.


           Equity Securities Selected for International Series


Australia
_________



BHP Limited (ADR), headquartered in Melbourne, Australia, has interests and operations in minerals exploration, production and processing, oil and gas exploration and development, and steel production and merchandising.



Finland
_______



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



France
______



LVMH (Louis Vuitton Moet Hennessy) (ADR), headquartered in Paris, France, distributes luxury products including Dom Perignon and Moet & Chandon champagnes; Hennessy and Hines cognacs; Louis Vuitton and Loewe luggage, leather goods and accessories; and Christian Dior and Givenchy perfumes and cosmetics. The company also has interests in the DFS and Sephora retail groups.



Total Fina Elf S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.



Germany
_______



BASF AG (ADR), headquartered in Ludwigshafen, Germany, is a chemical producing group. Its main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.



Bayer AG (ADR), headquartered in Leverkusen, Germany, manufactures industrial chemicals and polymers, as well as human and animal healthcare products, pharmaceuticals and agricultural crop protection agents. The company markets its products to the automotive, electronic, medical, construction, farming, textile, utility and printing industries worldwide.



SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.



Siemens AG (ADR), headquartered in Munich, Germany, is a global

Page 14

solutions company with a focus on electrical engineering and electronics.



Ireland
_______



Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company. The company develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.



Italy
_____



ENI SpA (ADR), headquartered in Rome, Italy, is a fully integrated oil and gas company with operations worldwide. The company explores for, distributes, refines and markets petroleum products. The company also provides offshore oil and gas pipelaying services.



Japan
_____



Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.



NEC Corporation (ADR), headquartered in Tokyo, Japan, is engaged in the Internet solution business, including the manufacture and sale of computer systems, industrial electronic systems, communications systems, electron devices and software.



Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes and markets electronic equipment and devices. Products include video and audio equipment and televisions; computers and computer peripherals; semiconductors and telecommunications equipment.



Spain
_____



Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.



Sweden
______



L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Switzerland
___________



Nestle SA (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company and is also the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.



Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.



Roche Holdings AG (ADR), headquartered in Basel, Switzerland, develops, manufactures and distributes prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment throughout the world.



STMicroelectronics N.V., headquartered in Geneva, Switzerland, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.



The Netherlands
_______________



ING Groep N.V. (ADR), headquartered in Amsterdam, The Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.



Koninklijke Ahold N.V. (ADR), headquartered in Zaandam, The Netherlands, is principally engaged in the operation of food retail supermarkets in The Netherlands, Latin America, Southern and Central Europe, Southeast Asia and the United States.



Koninklijke (Royal) Philips Electronics N.V., headquartered in
Amsterdam, The Netherlands, makes lighting products; consumer electronics; components and sub-systems; music and films, integrated circuits and discrete semiconductors; and medical systems and business electronics. The company markets its products worldwide.



Royal Dutch Petroleum Company, headquartered in The Hague, The
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.



Unilever N.V., headquartered in Rotterdam, The Netherlands, produces and markets a wide range of foods, detergent, home and personal products.


Page 15



United Kingdom
_______________



Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.



BP Amoco Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.



Cadbury Schweppes Plc (ADR), headquartered in London, England, manufactures, markets, and distributes internationally branded confectionary and beverage products through wholesale and retail outlets.



GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex,
England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.



HSBC Holdings Plc (ADR), headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.



Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


               Equity Securities Selected for REIT Series


Apartments
__________



Apartment Investment & Management Company, headquartered in Denver, Colorado, is a self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties.



Avalonbay Communities, Inc., headquartered in Alexandria, Virginia, is a self-managed real estate investment trust which owns or has interests in a portfolio of apartment communities located in the Northeast, Mid-Atlantic, Midwest and Pacific Northwest regions, as well as California.



Camden Property Trust, headquartered in Houston, Texas, is a self-managed real estate investment trust engaged in the ownership, development, acquisition, marketing, management and disposition of multi-family apartment communities in the southwestern, southeastern, midwestern and western regions of the United States.



Equity Residential Properties Trust, headquartered in Chicago, Illinois, is a self-managed real estate investment trust engaged in the acquisition, disposition, ownership, management and operation of multifamily properties.



Summit Properties Inc., headquartered in Charlotte, North Carolina, is a self-managed real estate investment trust engaged in the development, acquisition and management of luxury apartment communities.



Diversified
___________



Glenborough Realty Trust Incorporated, headquartered in San Mateo, California, is a self-managed real estate investment trust with a portfolio of properties including office, office/flex, industrial, multi-family, retail and hotel properties located throughout the United States.



Healthcare
__________



Healthcare Realty Trust, Inc., headquartered in Nashville, Tennessee, is a self-managed real estate investment trust that integrates owning, managing and developing income-producing real estate properties related to health services throughout the United States.



Industrial
__________



Bedford Property Investors, Inc., headquartered in Lafayette,
California, is a self-managed real estate investment trust which invests in completed, income-producing real estate properties such as office and industrial buildings, mainly in the western United States.



EastGroup Properties, Inc., headquartered in Jackson, Mississippi, is a self-managed real estate investment trust focused on the ownership, acquisition and development of industrial properties in major Sunbelt markets throughout the United States.



First Industrial Realty Trust, Inc., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns, manages, acquires and develops bulk warehouse and light industrial properties located mainly in the midwestern United States.



ProLogis Trust, headquartered in Aurora, Colorado, is a self-managed real estate investment trust which acquires, develops, markets, leases, operates and manages distribution, light manufacturing and temperature-controlled facilities located primarily in full-service, master-planned business parks.


Page 16



Lodging
_______



Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.



Host Marriott Corporation, headquartered in Bethesda, Maryland, is a self-managed real estate investment trust which owns upscale and luxury full-service hotel properties mainly operated under the "Marriott," "Four Seasons," "Hyatt," "Ritz-Carlton" and "Swissotel" brand names.



Net Lease
_________



Capital Automotive REIT, headquartered in McLean, Virginia, is a self-managed real estate investment trust which owns multi-site, multi-franchised motor vehicle dealerships and motor vehicle-related businesses in major metropolitan areas throughout the United States.



Office
________



Equity Office Properties Trust, headquartered in Chicago, Illinois, is a self-managed real estate investment trust engaged in acquiring, owning, managing, leasing and renovating office properties and parking facilities throughout the United States.



Office/Industrial
_________________



Brandywine Realty Trust, headquartered in Newtown Square, Pennsylvania, is a self-managed real estate investment trust which owns a portfolio of primarily suburban office and industrial buildings located primarily in the Mid-Atlantic region. The company also owns an interest in and operates a commercial real estate management services company.



Duke-Weeks Realty Corporation, headquartered in Indianapolis, Indiana, is a self-managed real estate investment trust that owns a portfolio of rental properties, primarily industrial and office. The company also provides related leasing and property management services.



Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.



Reckson Associates Realty Corporation, headquartered in Melville, New York, is a self-managed real estate investment trust which owns and manages Class A suburban office and industrial properties in the New York tri-state area.



Regional Malls
______________



CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust which is engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.



General Growth Properties, Inc., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns, develops, operates, leases and manages shopping centers throughout the United States.



The Mills Corporation, headquartered in Arlington, Virginia, is a self-managed real estate investment trust that owns, develops, leases and manages a portfolio of market dominant retail and entertainment destinations.



Shopping Centers
________________



Developers Diversified Realty Corporation, headquartered in Beachwood, Ohio, is a self-managed real estate investment trust which acquires, develops, redevelops, owns, leases, and manages shopping centers, business centers and undeveloped land.



Kimco Realty Corporation, headquartered in New Hyde Park, New York, is a self-managed real estate investment trust that owns and operates neighborhood and community shopping centers in 41 states.



Pan Pacific Retail Properties, Inc., headquartered in Vista, California, is a self-managed real estate investment trust which owns, manages, leases, acquires and develops shopping centers located primarily in the western United States.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

Page 17



               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                           SIGNATURES

     The Registrant, FT 527, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 527, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 24, 2001.

                              FT 527

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   April 24, 2001
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )   Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )

       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-59020 of FT 527 of our report dated April 24, 2001 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.




DELOITTE & TOUCHE LLP


Chicago, Illinois
April 24, 2001


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 527 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-7